Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces $3.9 Million Private Placement

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Vancouver, BC, Canada - October 14, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EDR. WT: TSX, EJD: DB-Frankfurt EXK: NYSE-Amex) announced today that it has arranged a non-brokered private placement of 1.3 million units to raise Cdn$3.9 million on the same terms as the recently completed Cdn$18.5 million brokered prospectus offering.

Each Unit is priced at Cdn$3.00 and will consist of one common share and one-half of one common share purchase warrant, each whole warrant exercisable to purchase one common share at Cdn$3.60 for a term of two years from the closing date.  The placement is subject to TSX approval and the units will be subject to the standard regulatory hold period.

This non-brokered private placement is being taken up by shareholders and investors who expressed interest in the recently completed brokered prospectus offering but were not able to participate because it was quickly over-subscribed. The placement is expected to close on or before October 23, 2009.

A finders’ fee of 6% will be paid in cash on a portion of the gross proceeds from the Offering. The Company intends to use the net proceeds of the Offering to continue evaluating possible acquisitions and for general working capital.

This news release is not an offer of securities for sale in the United States. The securities described above have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an applicable exemption from the registration requirements thereof.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such statements include comments regarding the completion and terms of the proposed Offering and the use of proceeds therefrom. Factors that could cause actual results to differ materially include: the ability to settle the terms of the Offering and to satisfy conditions of the Offering; the failure to receive regulatory approvals with respect to the Offering; changes in the prices of gold and silver; and changes in Canadian and U.S. securities markets. In addition, specific reference is made to “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form dated March 31, 2009. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.